VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 JUN -2 P 1:42
FICE OF INTE... CORPORATE FI...

21 May 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

08002973

SUPPL

Attention: Mr. Elliot Staffin

Re: ~~**Viralytics Limited**~~ Osiron Ltd
12g3-2(b) Information
File No. 82-34945

PROCESSED
JUN 04 2008 E
THOMSON REUTERS

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

dlw 6/3

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD

ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

ASX and Media Release
20 May 2008

VIRALYTICS EUROPEAN NOTICE OF ALLOWANCE RECEIVED

Viralytics Limited (VLA) is pleased to advise that it has received a Notice of Allowance from the European Patent Office for its patent application covering the use of its family of 4 Coxsackie viruses for the treatment of all cancers bearing expression of the ICAM-1 molecule.

A Notice of Allowance is formal advice (publicly available) that the European Patent Office intends to issue a patent, which is expected to be granted in the next six months.

The granted European patent will provide Viralytics protection over the exclusive use in Europe of our family of Coxsackie A group viruses in the treatment of ICAM-1 bearing cancers until 2020.

Professor Darren Shafren (Executive Director and inventor of the technology) said that the patent when granted (as advised under the Notice of Allowance) will be similar to the patent granted in the United States of America (U.S. Patent 7,361,354) which was announced to the market on 23 April 2008 and covers the Company's core technology. Numerous cancers have elevated levels of ICAM-1 on their cell surfaces and the presence of ICAM-1 allows our family of viruses to lock onto the surface of cancer cells to infect and destroy them as described in our patent. It is important to note that this patent not only covers the company's CAVATAK™ product which is currently undergoing two phase I mono-therapy trials in Melanoma, Breast and Prostate cancer but also the other 3 Coxsackie families of viruses in the company's intellectual property portfolio.

The receipt of this Notice of Allowance combined with the recently granted US patent gives the Company a strong Intellectual Property foundation which is essential for the longer term successful commercialisation of our products.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

Form 605

Corporations Act 2001
Section 671B

RECEIVED
2008 JUN -2 P 1:42
FICE OF INT... CORPORATE ...

Notice of ceasing to be a substantial holder

To Company Name/Scheme ANALYTICA Limited

ACN/ARSN 006 464 866

1. Details of substantial holder(1)

Name VIRALYTICS Limited

ACN/ARSN (if applicable) 010 675 351

The holder ceased to be a substantial holder on 19/5/08

The previous notice was given to the company on 2/5/08

The previous notice was dated 2/5/08

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
See	Annexure A				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
VIRALYTICS Limited	8 / 33 RYDE ROAD PYMBLE NSW 2073

Signature

print name BRYAN DULHUNTY capacity COMPANY SECRETARY

sign here [signature] date 21 / 5 / 2008

Annexure A

To: Analytica Limited ACN 006 464 866

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
7/5/08	Viralytics Ltd	On market sale	$14,947	835,000 Ordinary shares	835,000
15/5/08	Viralytics Ltd	On market sale	$75,855	4,210,492 Ordinary shares	4,210,492
16/5/08	Viralytics Ltd	On market sale	$3,222	170,508 Ordinary shares	170,508
19/5/08	Viralytics Ltd	On market sale	$12,581	700,00 Ordinary shares	700,000

This is Annexure A of 1 page referred to in form 605 Notice of Ceasing to be a Substantial Holder.

Signed:

Name: Bryan Dulhunty
Capacity: Company Secretary
Date: 21 May 2008

END